FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 30, 2003

Commission file number 1-12579

OGE ENERGY CORP.

(Exact name of registrant as specified in its charter)

Oklahoma	73-1481638
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 9. Regulation FD Disclosure

This Form 8-K is filed pursuant to Item 12. Results of Operations and Financial Condition.

OGE Energy Corp. (the "Company") is the parent company of Oklahoma Gas and Electric Company ("OG&E"), a regulated electric utility with approximately 720,000 customers in Oklahoma and western Arkansas and Enogex Inc. and its subsidiaries ("Enogex"), a natural gas pipeline and energy marketing company with principal operations in Oklahoma, Arkansas and Texas.

On April 30, 2003, the Company issued a press release describing the Company's financial results for the quarter ended March 31, 2003, which is furnished as Exhibit 99.01 and incorporated herein by reference. As described in the press release, the Company reported break-even results – $0.00 a share – for the three months ended March 31, 2003, compared to a loss of $0.08 a share for the first quarter in 2002. The improvement compared to the year-earlier period was due to improved performance at Enogex and lower interest expenses at the holding company, partially offset by lower earnings at OG&E.

OG&E, a regulated electric utility, posted a loss of $0.04 a share, compared with a loss of $0.02 a share for the first three months of 2002. Enogex, a natural gas pipeline and energy marketing company, recorded earnings of $0.07 a share, compared with a loss of $0.02 a share in the year-ago period. The holding company posted a loss of $0.03 in the first quarter, compared to a loss of $0.04 a share a year earlier.

The information contained in this Item 9 (whether or not furnished pursuant to Item 12) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 7. (c) Exhibits

Exhibit Number	Description
99.01	Press release dated April 30, 2003, announcing OGE Energy Corp. Reports 1st Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OGE ENERGY CORP.
(Registrant)

By   /s/   Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in his
capacity as Chief Accounting Officer)

April 30, 2003

Exhibit 99.01

OGE Energy Corp. Reports 1st Quarter Results

OKLAHOMA CITY – OGE Energy Corp. (NYSE: OGE) today reported break-even results – $0.00 a share – for the three months ended March 31, 2003, compared to a loss of $0.08 a share for the first quarter in 2002. OGE Energy is the parent company of Oklahoma Gas and Electric Company (OG&E) and Enogex Inc.

The improvement compared to the year-earlier period was due to improved performance at Enogex and lower interest expenses at the holding company, partially offset by lower earnings at OG&E.

OG&E, a regulated electric utility, posted a loss of $0.04 a share, compared with a loss of $0.02 a share for the first three months of 2002. Enogex, a natural gas pipeline and energy marketing company, recorded earnings of $0.07 a share, compared with a loss of $0.02 a share in the year-ago period. The holding company posted a loss of $0.03 a share in the first quarter, compared to a loss of $0.04 a share a year earlier.

"We are pleased with the improvement in our company's financial performance compared to the first quarter last year, and especially pleased with the successful efforts to reduce financial and business risk at Enogex," said Steven E. Moore, chairman, president and CEO of OGE Energy. "In a quarter with significant volatility in natural gas prices, Enogex showed that the steps we have taken to reduce risk and improve performance are working."

Discussion of First Quarter 2003
OGE Energy consolidated operating revenues were $1 billion in the first quarter, compared with $576 million in the first three months of 2002. The increase was primarily due to higher natural gas prices compared to the year-ago quarter. The first-quarter gross margin was $182 million, compared with $162 million in the year-earlier quarter. Operating income was $28 million in the first quarter, compared with $15 million a year earlier.

At OG&E, the electric utility, first-quarter revenues were $333 million, compared with revenues of $262 million in the comparable period a year earlier. The increase was primarily due to recovery of higher fuel costs driven by higher natural gas prices, and winter weather that was 4.7 percent colder than in the year-ago quarter. Lower electric rates and increased expenses offset the higher revenues. OG&E recorded a net loss of $3.3 million in the quarter, compared with a net loss of $1.5 million in the first quarter last year.

First-quarter revenues at Enogex, the natural gas pipeline, were $740 million, compared with $323 million a year earlier. The increase was due primarily to higher natural gas prices. Enogex net income was $5.5 million in the first quarter, compared to a net loss of $1.3 million in the 2002 quarter, an increase of $6.8 million. The increase was due to gains from asset sales and better operating performance, driven by improved gross margins in all of its businesses and lower expenses.

Losses at the holding company were lower in the first quarter compared to the year-ago period, primarily due to lower interest expenses.

Conference Call Webcast
OGE Energy Corp. will host a conference call for discussion of the results on Wednesday, April 30 at 8 a.m. CDT. The conference, hosted by James R. Hatfield, senior vice president and chief financial officer of OGE Energy, will be simulcast and archived at http://www.firstcallevents.com/service/ajwz379470032gf12.html

OGE Energy is the parent company of Oklahoma Gas and Electric Company, Oklahoma's largest electric utility with approximately 720,000 customers in a service territory spanning 30,000 square miles in Oklahoma and western Arkansas, and of Enogex Inc., a natural gas pipeline and energy marketing business operating principally in Oklahoma, Arkansas and Texas.

Some of the matters discussed on this news release may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors; unusual weather; regulatory decisions and other risk factors listed in the Company's Form 10-K for the year ended December 31, 2002 and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

OGE Energy Corp.
consolidated statements of operations
(unaudited)

	Three Months Ended March 31	
	2003	2002
	(In millions, except per share data)	
OPERATING REVENUES		
Electric Utility operating revenues.......................	$ 332.6	$ 262.1
Natural Gas Pipeline operating revenues...................	717.6	313.7
Total operating revenues................................	1,050.2	575.8
COSTS OF GOODS SOLD		
Electric Utility cost of goods sold.......................	203.9	139.7
Natural Gas Pipeline cost of goods sold...................	664.5	274.0
Total cost of goods sold................................	868.4	413.7
Gross margin on revenues...................................	181.8	162.1
Other operation and maintenance............................	90.3	85.1
Depreciation...	46.6	45.2
Taxes other than income....................................	17.2	16.7
OPERATING INCOME...	27.7	15.1
OTHER INCOME (EXPENSE)		
Other income...	6.1	0.8
Other expense..	(2.9)	(1.3)
Net other income (expense)...............................	3.2	(0.5)
INTEREST INCOME (EXPENSE)		
Interest income..	0.2	0.5
Interest on long-term debt.................................	(19.0)	(22.0)
Interest on trust preferred securities.....................	(4.3)	(4.3)
Allowance for borrowed funds used during construction.....	0.2	0.4
Interest on short-term debt and other interest charges....	(1.8)	(2.6)
Net interest expense.....................................	(24.7)	(28.0)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES...	6.2	(13.4)
INCOME TAX EXPENSE (BENEFIT)................................	1.9	(5.1)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..	4.3	(8.3)
DISCONTINUED OPERATIONS		
Income from discontinued operations........................	2.2	1.7
Income tax expense (benefit)...............................	0.9	(0.4)
Income from discontinued operations......................	1.3	2.1
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.............................	5.6	(6.2)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR ENERGY TRADING CONTRACTS, NET OF TAX OF $3.7...............	(5.9)	-
NET LOSS..	$ (0.3)	$ (6.2)
BASIC AVERAGE COMMON SHARES OUTSTANDING.....................	78.7	78.0
DILUTED AVERAGE COMMON SHARES OUTSTANDING...................	78.9	78.0
BASIC EARNINGS (LOSS) PER AVERAGE COMMON SHARE		
Income (loss) from continuing operations...................	$ 0.05	$ (0.11)
Income from discontinued operations, net of tax............	0.02	0.03
Loss from cumulative effect of accounting change,		

net of tax..		(0.07)		–
		---------------		---------------
NET LOSS..	$	–	$	(0.08)
		===============		===============

DILUTED EARNINGS (LOSS) PER AVERAGE COMMON SHARE

Income (loss) from continuing operations....................	$	0.05	$	(0.11)
Income from discontinued operations, net of tax............		0.02		0.03
Loss from cumulative effect of accounting change,				
net of tax..		(0.07)		–
		---------------		---------------
NET LOSS..	$	–	$	(0.08)
		===============		===============

OGE Energy Corp.
financial and statistical data
(unaudited)

	Three Months Ended March 31	
	2003	2002
	(In millions)	
ELECTRIC UTILITY		
Electric revenues		
Residential...	$ 127.9	$ 111.9
Commercial..	77.4	58.1
Industrial..	69.4	48.0
Public authorities.....................................	32.7	24.9
Sales for resale.......................................	13.4	8.6
Other...	10.2	7.9
Total system revenues.................................	331.0	259.4
Sales to other utilities...............................	1.6	2.7
Total electric revenues...............................	$ 332.6	$ 262.1
Sales of electricity - MWH (a)		
Residential...	1.9	1.8
Commercial..	1.3	1.3
Industrial..	1.6	1.5
Public authorities.....................................	0.6	0.6
Sales for resale.......................................	0.4	0.4
Total system sales....................................	5.8	5.6
Sales to other utilities...............................	0.1	0.1
Total electric sales..................................	5.9	5.7
Number of customers....................................	720,701	711,991
Average cost of energy per KWH (b) - cents		
Fuel..	2.747	1.561
Fuel and purchased power...............................	3.452	2.377
Degree days		
Heating		
Actual...	2,086	1,992
Normal...	1,963	2,028
Cooling		
Actual...	3	1
Normal...	8	9
NATURAL GAS PIPELINE		
Operating revenues (before intercompany eliminations)....	$ 739.6	$ 323.3
Operating income..	$ 25.2	$ 8.8
Net income (loss).......................................	$ 5.5	$ (1.3)
Cash flow from continuing operations (excluding working capital).......................................	$ 23.9	$ 17.0
Capital expenditures from continuing operations..........	$ 6.7	$ 7.0
Physical System Supply - MMcfd (c)......................	1,617	1,696
Natural gas processed - MMcfd...........................	424	526
Natural gas liquids sold - million gallons..............	59.0	74.9
Average sales price per gallon..........................	$ 0.660	$ 0.353
Natural gas marketed - Bbtu (d).........................	108,296	98,300
Average sales price per Bbtu............................	$ 5.938	$ 2.593
Power marketed - MWH....................................	60,388	266,913
Average sales price per MWH.............................	$ 45.810	$ 26.310

(a) Megawatt-hours.
(b) Kilowatt-hours.
(c) Million cubic feet per day.
(d) Billion British thermal units.